EXHIBIT 4.22

                               February ___, 2004

Industrial Development Bank of Israel Ltd.

Dear Sirs,

                        Re: E-SIM LTD. - CONVERTIBLE DEBENTURE - AMENDMENT NO. 2

We hereby confirm our agreement to the amendment of the Convertible Debenture Agreement dated November 30, 2000, as amended on August 12, 2002 (the "CD"), as follows:

1. In Section 1, the following definitions shall be added or amended, as the case may be:

     "CD AMENDMENT NO. 2" - Amendment to CD dated August 13, 2002.

     "EXTENSION QUANTITY" - the sum of the First Extension Quantity, the Second Extension Quantity, the Third Extension Quantity and the Fourth Extension Quantity.

     "THIRD EXTENSION QUANTITY" - zero

     "FOURTH EXTENSION QUANTITY" 110,000 (one hundred and ten thousand) of the Borrower's Ordinary Shares (the "First Part of the Fourth Extension Quantity") will be granted to and vest in the bank immediately after execution of the payment due by the borrower and the waiver by the bank as determined in clause 2.1 of the amendment of additional conditions for granting credit dated February ____ ,2004.

     "FIFTH EXTENSION QUANTITY" 110,000 (one hundred and ten thousand) of the borrowers ordinary shares shall be granted to and vest in the bank immediately after execution of the payment due by the borrower and the waiver by the bank as determined in clause 2.2 of the amendment of additional conditions for granting credit dated February ____ ,2004.


     "SHARE PRICE" - for the Initial Quantity shall be USD 4.21 (four dollars and twenty one cents) per Ordinary Share, for the First Extension Quantity and Second Extension Quantity shall be the market value for an Ordinary Share of the Borrower on the over the counter market (OTCBB) (or any successor market) at the close of business on the date of the CD Amendment, for the Fourth Extension Quantity shall be the market value for an Ordinary Share of the Borrower on the over the counter market (OTCBB) on the date of CD Amendment No. 2, and for the Fifth Extension Quantity shall be the said market value on the day the Bank announces it has exercised its right pursuant to Section 2.2 of Amendment No. 3 of the Additional Conditions."

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     3.   For sake of good order, the parties confirm that the Bank has exercised all its rights in respect of the First Extension Quantity and Second Extension Quantity.

     4. Except for the above , all the terms and conditions of the convertible debenture dated November 30, 2000 as amended on August 12 , 2002 remain unchanged.

Please confirm your agreement to the above amendments to the CD.

                                                Yours sincerely,

                                                e-SIM Ltd.

                                                By:    _______________

                                                Title: _______________

We confirm our agreement to the above amendments to the CD.

-------------------------
Industrial Development Bank of Israel Ltd.

By:      _______________

Title:   _______________